Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-232144

Dated January 14, 2020

LEVERAGED INDEX RETURN Notes® (LIRNs®)

LIRNs® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	The Nikkei 225 Index (Bloomberg symbol: “NKY”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), each a price return index. Each of the NKY and the SX5E is an “Index” and together the “Indices.”
Worst Performing Index	The Index with the lowest index return. The “index return” of an Index means an amount (expressed as a percentage) equal to its: Ending Value – Starting Value Starting Value
Starting Values	With respect to each Index, its closing level on the pricing date.
Ending Values	With respect to each Index, the average of its closing levels on each calculation day occurring during the Maturity Valuation Period.
Payout Profile at Maturity

•  [250.00% to 270.00%] leveraged upside exposure to increases in the Worst Performing Index

•  1-to-1 downside exposure to decreases in the Worst Performing Index beyond a 15.00% decline, with up to 85.00% of your principal at risk

Participation Rate	[250.00% to 270.00%]
Threshold Values	With respect to each Index, 85.00% of its Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010320000559/ dp119200_424b2-2857baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•       Depending on the performance of the Worst Performing Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•       Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•       The initial estimated value of the notes on the pricing date will be less than their public offering price.

•       If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•       You will have no rights of a holder of the securities represented by the Indices, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•       The notes are subject to the risks of each Index, not a basket composed of the Indices, and will be negatively affected if the level of either Index decreases from its Starting Value, even if the level of the other Index increases from its Starting Value.

•       You will not benefit in any way from the performance of the better performing Index.

•       Because the notes are linked to two indices, as opposed to only one, it is more likely that you will lose some or substantially all of your investment.

•       You will be subject to risks relating to the relationship between the Indices.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Index Return of the Worst Performing Index	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.50	-85.00%
-50.00%	$6.50	-35.00%
-25.00%	$9.00	-10.00%
-20.00%	$9.50	-5.00%
-15.00%(2)	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
2.00%	$10.52	5.20%
5.00%	$11.30	13.00%
10.00%	$12.60	26.00%
20.00%	$15.20	52.00%
30.00%	$17.80	78.00%
40.00%	$20.40	104.00%
50.00%	$23.00	130.00%
60.00%	$25.60	156.00%
(1) The Redemption Amount per unit is based on the hypothetical Participation Rate. (2) This hypothetical percentage change corresponds to the Threshold Value for the Worst Performing Index.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.